                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                             MASTER GRAPHICS, INC.
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                                (Name of Issuer)

                    Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   576346100
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                                 (CUSIP Number)

                               December 31, 1998
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

           [ ] Rule 13d-1(b)
           [ ] Rule 13d-1(c)
           [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                              CUSIP NO. 576346100

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(1)  Names of Reporting Persons:  John P. Miller
     I.R.S. Identification Nos. of Above Persons (entities only):    N/A

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(2)  Check the Appropriate Box if a Member of a Group  (See Instructions)
     (a) [ ]                      (b) [ ]

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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization:   Tennessee

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Number of Shares Beneficially Owned     (5)  Sole Voting
by Each Reporting Person With                Power:                  4,138,000
                                        (6)  Shared Voting
                                             Power:                         --
                                        (7)  Sole Dispositive
                                             Power:                  4,138,000
                                        (8)  Shared Dispositive
                                             Power:                         --

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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:   4,138,000

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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)  [ ]

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(11) Percent of Class Represented by Amount in Row (9):  52.5%  (based on
                                                         7,879,997 outstanding
                                                         shares of Common Stock)

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(12) Type of Reporting Person (See Instructions): IN

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Item 1(a). Name Of Issuer:

           Master Graphics, Inc.


Item 1(b). Address of Issuer's Principal Executive Offices:

           6075 Poplar Avenue, Suite 401, Memphis, TN 38119


Item 2(a). Name of Person Filing:

           John P. Miller


Item 2(b). Address of Principal Business Office or, if None, Residence:

           6075 Poplar Avenue, Suite 401, Memphis, TN 38119


Item 2(c). Citizenship:

           Tennessee


Item 2(d). Title of Class of Securities:

           Common Stock


Item 2(e). CUSIP No.:

           576346100


Item 3. If This Statement Is Filed Pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person filing is a

           (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 780);

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c);

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

           (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e) [ ] An Investment Adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

           (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

           (g) [ ] A Parent Holding Company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

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          (h) [ ] A Savings Associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


          If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.   Ownership

          (a) Amount Beneficially Owned (as of December 31, 1998):

              4,138,000

          (b) Percent of Class (as of December 31, 1998):

              52.5%

          (c) Number of Shares as to which such person has:

              (i)   sole power to vote or to direct the vote    4,138,000

              (ii)  shared power to vote or to direct the vote         --

              (iii) sole power to dispose or to direct
                    the disposition of                          4,138,000

              (iv)  shared power to dispose or to direct
                    the disposition of                                 --

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not applicable.
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Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification

          Not applicable.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 5, 1999
                                        ---------------------------------
                                                  (Date)


                                                  /s/ John P. Miller
                                        ---------------------------------
                                                  (Signature)


                                                  John P. Miller
                                        ---------------------------------
                                                  (Name/Title)





      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)